

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Larry M. Reid
Chief Financial Officer
Cleartronic, Inc.
8000 North Federal Highway
Suite 100
Boca Raton, Florida

> **Re: Cleartronic, Inc.**
> **Form 10-K filed on December 29, 2022**
> **File No. 000-55329**

Dear Larry M. Reid:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on December 29, 2022

Item 9A. Controls and Procedures, page 9

1.   We note the disclosure that your disclosure controls and procedures were effective as of September 30, 2022. We also note your disclosure of your remediation plans for material weaknesses over internal controls. Please clarify and disclose the nature of any material weakness, its impact on your financial reporting and ICFR, and management's current plans, if any, or actions already undertaken, for remediating the material weakness. Additionally, please clarify how you can have effective disclosure controls and procedures if a material weakness does exist. We refer you to Item 308(a)(3) of Regulation S-X and 2007 interpretive guidance issued by the SEC in Release No. 34–55929. Please advise or revise.

2.   We note the disclosure that you performed an assessment of your internal control over financial reporting as of September 30, 2022; however, you did not clearly disclose your management's conclusion. Please tell us and revise to disclose management's conclusion

on whether or not your internal controls were effective at the end of the period. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology